Lee Pharmaceuticals, Inc.

30 N Gould Street

Suite 5835

Sheridan, WY 82801

October 17, 2022

Attorney Lauren Pierce

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Re: Lee Pharmaceuticals, Inc.

Offering Statement on Form 1-A

Filed September 13, 2022

File No. 024-11991

Dear Ms. Pierce:

In response to your letter dated October 5, 2022, the following information is hereby submitted on behalf of Lee Pharmaceuticals, Inc. (the "Company").  Amendment 1 to the Offering Statement on Form 1-A is being filed in conjunction with this correspondence.  For your convenience, we have reproduced below the Staff's comments in italicized text immediately before our response.

Form 1-A filed September 13, 2022

Preliminary Offering Circular, page iii

1.The disclosure of your maximum offering amount at the top of page iii is inconsistent with your representations elsewhere in the offering circular that you are offering up to $50,000,000 in shares of common stock. Please revise to clarify the maximum offering amount.

Response:  We have revised the disclosure at the top of page iii to be consistent with the disclosure that we are offering up to $50,000,000 in shares of common stock.

Corporate History, page 21

2.Please supplement your disclosure of the January 10, 2022 change of control transaction to explain the background and impetus for this transaction.

Response:  We have revised the disclosure on page 21 to provide additional details regarding the background and impetus for the change of control transaction.

Plan of Operations, page 22

3.We note your disclosure that the company is “currently focused on developing services.”  Your offering circular contains broad references to new or developing technologies but does not contain a discussion of the Company’s business plan.  Rule 251(b)(3) provides that Regulation A is not available for issuers of securities that are development stage companies that have no specific business plan or purpose, or have indicated that their business plan is to merge with or acquire an unidentified company or companies.  Please provide us with a detailed analysis as to the company’s eligibility to conduct this offering under Regulation A.

Response:  We have revised the disclosure beginning on page 22 to more specifically reflect our current operations.  We are developing a lifestyle and nutrition application that will be offered on the Google Play Store and Apple App Store.

4.Revise to provide a thorough discussion of the company’s current or planned service offerings for each of the areas identified, including “the Cyber and METAVERSE space.”

Response: We have removed the reference to the Cyber and METAVERSE space in the Offering Circular and replaced it with a more specific description of the services offered within the application currently being developed.  There are portions of the cybersecurity and metaverse industries that will be integrated into our application. For example, users will have a personal avatar in the app that they can use in lieu of uploading personal photos.  There will also be authentication and security protocols to help protect user data.  We will not, however, be pursuing independent opportunities in the Cyber or METAVERSE.

5.Please provide more information about the current stage of development of your business and service offerings, the expected capital expenditures required to develop the offerings, and the expected timeline for development.

Response: Please see the updated disclosure on page 23 where we discuss the current stage of development of the application and a description of each phase of its development plan.

6.We note that you plan to provide services related to blockchain, NFTs, and cryptocurrency.  Specify what services the Company intends to provide and explain how the company intends to comply with applicable regulatory requirements in connection with these services.  Additionally, revise your risk factors and summary risk factors to include blockchain and crypto asset specific risk associated with any planned business operations, as well as the specific regulatory risks associated with your planned business operations.

Response: Our services related to blockchain, NFTs, and cryptocurrency will be limited to accepting cryptocurrency payments on our application via Bitpay, an integrated payment services platform used by over 250 companies.

7.Disclose whether you currently mint, mine or otherwise facilitate the minting or mining of any crypto assets.

Response:  We do not currently mint, mine, or facilitate the minting or mining of any crypto assets, nor do we plan to do so in the future.  We simply plan to be crypto-friendly by accepting payments through Bitpay.

Directors Executive Officers and Significant Employees

Directors and Executive Officers, page 24

8.Please expand the discussion of Mr. Morgan’s business experience during the past five years.  This summary should include the names of companies or organizations and specific positions held, as well as a brief explanation as to the nature of the responsibilities undertaken in prior positions.  Refer to Item 10(c) of Form 1-A.

Response:  We have expanded the disclosure under the section entitled “Directors and Executive Officers” to include the information requested.

Series A Preferred Stock, page 27

9.We note that each share of Series A Preferred Stock converts into 10,000,000 shares of common stock, and the holder of the Series A Preferred Stock is entitled to a vote representing 60% of all votes cast.  Revise to clarify the conditions under which the Series A shares will convert into shares of common stock.  Additionally, clarify the mechanism by which the holder of the Series A Preferred Stock holds 60% of the voting power.  Revise your disclosure throughout the filing to reflect the controlled nature of the company.

Response: We have revised the disclosure on Page 27 to more clearly describe the conditions under which the Series A shares will convert into shares of common stock and the mechanism by which the holder of the Series A Preferred Stock holds 60% of the voting power.

General

10.Please provide a currently dated consent from your independent public accounting firm.

Response:  We have included an updated auditor’s consent with Amendment 1 to Form 1-A.

11.We note your disclosure on page F-21 that the company is subject to state tax in Florida, even though the company is incorporated in Colorado and its corporate offices are in Wyoming.  Please explain why you are subject to taxation in Florida and identify any other jurisdictions where the company has material operations.

Response:  Previously, the Company conducted almost all of its operations in the state of Florida.  The Company maintains material operations in Florida while its principal executive office is now located in Mobile, AL.  The address of the Company’s principal executive office has been updated in Amendment 1 to Form 1-A.  We do not currently have material operations in any other jurisdiction.

We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please let me know if you need anything further.

Sincerely,

LEE PHARMACEUTICALS, INC.

/s/John Morgan

John Morgan

CEO